Exhibit 99.170

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have read the Registration Statement on Form 40-F (“Form 40-F”) of the Energy Fuels Inc. (“Energy Fuels”).

We hereby consent to the incorporation by reference and to the use of our report dated December 12, 2011 (except as to Note 16, which is as of January 10, 2012), relating to the consolidated financial statements of Titan Uranium Inc. as at and for the year ended August 31, 2011, appearing in the Form 40-F being filed by Energy Fuels with the United States Securities and Exchange Commission.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

November 15, 2013